News Release	No. 11-207 April 14, 2011

Platinum Group Metals Reports Q2 2011 Financial Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE AMEX) (“Platinum Group” or the “Company”) announces the publication of the Company’s financial results for the six months ending February 28, 2011. For more details of the February 28, 2011 Consolidated Financial Statements and Management’s Discussion and Analysis please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).  Shareholders are encouraged to visit the Company’s website at www.platinumgroupmetals.net.  Shareholders may request a copy of the complete February 28, 2011 Consolidated Financial Statements from the Company free of charge.

The Company’s cash position, including restricted cash at February 28, 2011 was $124.65 million. At April 14, 2011 the Company’s cash position is approximately $124.18 million, including restricted cash now held in project operating company Maseve Investments 11 (Pty) Ltd.  All amounts herein are reported in Canadian dollars unless otherwise specified.

Highlights

On October 1 and November 3, 2010 the Company closed a bought deal financing, including a 15% over-allotment exercise, for 70.15 million shares at a price of $2.05 per share for gross proceeds of $143.81 million.

On October 28, 2010 the Company announced the appointment of Mr. Thys Uys as the Company’s representative and project manager for the development of the Project 1 Platinum Mine.  Thys Uys is a Professional Engineer with more than 21 years of management experience in project feasibility and implementation in South Africa.

In December 2010 the Company appointed DRA Mining Pty Ltd. for Engineering, Procurement and Construction Management.  DRA will provide approximately 30 full time professionals to oversee the planning and oversight of the execution of the development of surface infrastructure, power and water delivery, civil works and excavations and the development of underground tunnels to access ore.

An initial Construction Budget of $100 million for the Project 1 Platinum Mine of the Western Bushveld Joint Venture was approved and announced by the Company on December 15, 2010.  At February 28, 2011 approximately $30.0 million of this budget had been expended.

PLATINUM GROUP METALS LTD.

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Prior to their expiry on December 16, 2010 a total of 8,116,350 common share purchase warrants were exercised for net proceeds to the Company of $14.20 million.

The Company exercised its subscription right to go to a 74% interest in Projects 1 and 3 of the WBJV by way of a deposit of R 408.813 million ($59.47 million at actual exchange rate) on January 14, 2011 into the project holding and operating company Maseve.

On March 28, 2011, subsequent to the end of the quarter, the Company received the consent of the South African Department of Mineral Resources (“DMR”) for the Company’s detailed underground development plans and environmental management program, including the mining of a bulk sample.  Civil engineering contractors are mobilizing and development is advancing.

On April 1, 2011 the Company filed a final mining right application and social and labour program with the DMR for the Project 1 Platinum Mine.  Application in terms of the National Environmental Management Act (NEMA) was also accepted by the DMR, formally triggering an update to the public participation process including project publication, placement of notices and public meetings with local government and interested and affected parties.

Results For The Quarter

Accounts receivable at February 28, 2011 totalled $3.57 million (2010 - $432,150) while accounts payable amounted to $2.08 million (2010 - $1.27 million). Accounts receivable were comprised primarily of value added taxes repayable to the Company in Canada and in South Africa. Accounts payable included accrued professional fees, strategic advisory fees, engineering fees and regular trade payables for ongoing exploration costs and administration.

During the period ended February 28, 2011 the Company incurred consolidated exploration, engineering and development costs of $9.64 million for Projects 1 and 3 through Maseve. In the prior year comparative period this property was held in a joint venture arrangement and engineering and development costs for the Company’s account was $770,782.

Total global exploration expenditures by the Company during the period, excluding Project 1 and 3, totaled $1.01 million (2010 - $1.17 million). Expenditures in South Africa amounted to $964,602 (2010 - $1.15 million) and in Canada to $41,812 (2010 - $16,863).  From the amounts incurred in South Africa, cost recoveries in the amount of $962,264 (2010 - $1.14 million) were received from JOGMEC and Sable Platinum, leaving net expenditures outside of Projects 1 and 3 by the Company during the period at $41,812 (2010 - $16,863).

During the six months ended February 28, 2011 the Company had a net loss of $8.06 million.  Loss per share for the quarter amounted to $0.06 per share as compared to a loss of $383,494 or $0.004 per share for the comparative quarter ended February 28, 2010.  Part of the large variance in the comparative period was due to the sale of investments in the prior year’s period which produced a realized gain of $2.71 million.

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The net loss for the period includes a non-cash charge for stock based compensation of $3.67 million (2010 - $137,600). Excluding stock based compensation, general overhead and administration costs for the period amounted to $5.46 million (2010 - $2.91 million). Professional fees of $338,892 (2010 - $465,773) were lower than the prior year and management and consulting fees of $1.17 million (2010 - $649,463) were higher with the majority of the $523,684 increase relating to a $500,000 success fee payable to RBC Capital Markets for their advisory and consulting work related to the reorganization of the WBJV, which closed on April 22, 2010. Salaries and benefits expense for the period totaled $1.0 million versus $845,421 in the comparative quarter in 2010. Net interest income earned in the six months amounted to $895,577 (2010 - $212,645).

Outlook

The Company is commencing with development of the Project 1 Platinum Mine.  The Company has exercised its right to purchase the Sundown ranch facility and property overlaying the project area and conveyance and title registration is in process.  Site excavation is commencing and work will include surface and earth works, including pads, lay down areas, a box cut, twin decline access and limited level development.

The Company is currently in discussions with major banking interests with regard to debt financing for WBJV Project 1.  Based on capital estimates for the completion of Project 1, the strong operating margin and long reserve life, there is strong interest from several banking groups in a potential facility for 50% to 60% of the project’s total capital cost. The facility is planned at the 100% operating company level where the Company now holds a 74% interest. The Company has set the establishment of this facility as a milestone along with obtaining final mining authorization in 2011.  In 2011 the Company also plans to continue working with the joint venture partner funding to conduct exploration on the War Springs, Waterberg and Sable projects.  In 2011 the Company is conducting exploration work on its Canadian properties located near Thunder Bay, Ontario as well as on projects outside the WBJV in South Africa.

About Platinum Group Metals Ltd.

Platinum Group is based in Vancouver BC, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa, which have successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. The Company was formed in 2000 and amalgamated in 2002 and is focused on the development of platinum operations. Platinum Group’s main asset is a 74% interest in the WBJV Project 1 Platinum Mine where an initial construction budget of $100 million is in progress, including underground development.

On behalf of the Board of

Platinum Group Metals Ltd.

“Frank R. Hallam”

Chief Financial Officer and Director

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.